[Client Letterhead]

March 16, 2021

M&K CPAS, PLLC
363 N. Sam Houston Pkwy E.
Suite 650
Houston, TX 77060

We are providing this letter in connection with your review of the financial statements of Brane, Inc. (the Company) as of December 31, 2020 and for the period then ended for the purpose of determining whether any material modifications should be made to the financial information for it to conform with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation of the financial information in conformity with generally accepted accounting principles. We are also responsible for establishing and maintaining effective internal control over financial reporting.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of March 16, 2021, the following representations made to you during your review.

1) We have fulfilled our responsibilities, as set out in the terms of the review engagement letter dated March 9, 2021, including our responsibility for the preparation and fair presentation of the financial statements.
2) The financial statements referred to above are fairly presented in conformity with U.S GAAP.
3) We acknowledge our responsibility for the design and implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
4) We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
5) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
6) Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S GAAP.
7) All events subsequent to the date of the financial statements and for which U.S GAAP requires adjustments or disclosures have been adjusted or disclosed.
8) The effects of uncorrected misstatements, if any, are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list, if any, of uncorrected misstatements is attached to the representation letter.
9) The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
10) Material concentrations have been properly disclosed in accordance with U.S. GAAP.
11) Guarantees, whether written or oral, under which the Company in contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
12) We have provided you with:

a) Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentations, and other matters.

b) Additional information that you have requested from us for the purpose of the review.

c) Unrestricted access to persons within the Company from whom you determine it necessary to obtain review evidence.

13) All material transactions have been recorded in the accounting records and are reflected in the financial statements.

14) We have disclosed to you results of our assessment of the risk that the financial statements may have been materially misstated as a result of fraud.

15) We have no knowledge of any fraud or suspected fraud that affecting the Company and involving:

a) Management,

b) Employees who have significant roles in internal control, or

c) Others where the fraud could have a material effect on the financial statements.

16) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analyst, regulators, or others.

17) We have no knowledge of any allegations of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

18) We have disclosed to you all known actual possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

19) We have disclosed to you the identity of the Company's related parties and all related party relationships and transaction of which we are aware.

20) The Company has satisfactory title to all owned assets, and all liens or encumbrances including assets pledged as collateral have been disclosed to you.

21) We acknowledge our responsibility for presenting the combining balance sheet and statement of operations in accordance with U.S. GAAP, and we believe the combining balance sheet and statement of operations, including its form and content, is fairly presented in accordance with U.S GAAP. The methods of measurement and presentation of the combining balance sheet and statement of operations have not changed from those used in the prior period, and we have disclosed to you any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information.

Signed:

Paul Carlisle, CEO